11409 Valley View Road Eden Prairie, MN 55344-3617 www.nve.com

NVE Corporation
Conflict Minerals Report
for the year ended December 31, 2013

Introduction
     We are filing this Conflict Minerals Report for the year ended December 31, 2013 pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1). As allowed under the Rule, this report has not been subject to an independent private sector audit.

Our policy
     Our policy is that we will not knowingly purchase raw material supplies that contain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

     Conflict Minerals are defined in Section 1502(e)(4) of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, and are currently identified as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. We consider gold, tantalum, tin, and tungsten necessary to the functionality or production of certain of our products.

     We are working with our suppliers to ensure our suppliers of minerals are aware of our policy and have urged our suppliers to support this policy. Our policy is to take continuous practical action to seek to ensure that materials from the conflict region do not enter our supply chain or products by obtaining certification of origin for materials covered by this policy.

Due Diligence Performed
     We have performed a Reasonable Country of Origin Inquiry (“RCOI”). The inquiry was designed to determine whether our Conflict Minerals either did not originate in the DRC or an adjoining country or came from recycled or scrap sources. We apply reasonable skepticism and judgment in assessing statements from suppliers and look for discrepancies such as omissions of Conflict Minerals, pricing of materials, location of the supplier, and purity of materials.

     We have taken a number of steps to exercise due diligence on the source and chain of custody of Conflict Minerals. Our due diligence is designed to be consistent with the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC-GeSI”) approach. These steps include:
•	We adopted a Conflict Minerals Policy / Position governing the supply chain of Conflict Minerals.
•	Based on our RCOI, we have notified relevant suppliers to ensure they are aware of our Conflict Minerals Policy and have urged our suppliers to support this policy.
•	Our policy is available to our customers and suppliers from our Website, has been provided to appropriate NVE employees, and sent to customers and suppliers on request.
•	Our Quality Manager has been assigned responsibility for ensuring compliance with our Conflict Minerals Policy. He reports directly to our chief executive officer and is organizationally independent of our manufacturing, production, and purchasing functions. He has the authority to conduct due diligence as necessary.

•	We have performed due diligence on the source and chain of custody of the Conflict Minerals that are included in our products and for which, based on our RCOI, we have reason to believe may have originated in the DRC or an adjoining country and may not have come from recycled or scrap sources.

•	We implemented a process to obtain information from our suppliers concerning the origins of the metals used in manufacture of our products.
•	We require all of our metals suppliers to provide written documentation that they do not supply Conflict Minerals directly to us, and that Conflict Minerals are not in any of the components we purchase for inclusion in our products or used by our contract manufacturers for any of our products.

•	We require our suppliers to complete the EICC-GeSI Conflict Minerals reporting template if possible.
•	Most of our suppliers have provided some or all of EICC-GeSI Conflict Minerals reports, DRC “conflict-free” designations from a recognized industry group, independent audits of a processing facility’s supply chain, or other certifications or audits.

Products
    We identified the following products we manufactured or contract to manufacture that may contain necessary Conflict Minerals during the reporting period: sensors, couplers, peripheral integrated circuits, evaluation kits, printed circuit boards, and evaluation boards.

Due Diligence Results
     Despite the due diligence described above, we have not yet been able to determine all of the facilities used to process the necessary Conflict Minerals in our products or the countries of origin of all of the necessary Conflict Minerals in our products. Based on our RCOI and due diligence, we believe the great majority of the Conflict Minerals in our products did not originate in the DRC or an adjoining country or came from recycled or scrap sources. We believe that all of our raw material metals did not originate in the DRC or an adjoining country or came from recycled or scrap sources. We believe all Conflict Minerals used by our packaging vendors to manufacture our sensors, couplers, and peripheral integrated circuit products did not originate in the DRC or an adjoining country or came from recycled or scrap sources. We also believe all materials used by printed circuit board manufacturers and the components on those printed circuit boards did not originate in the DRC or an adjoining country or came from recycled or scrap sources. Other suppliers have not yet been able to determine the source of all of their Conflict Minerals, however. Many of our products, for example, use “foundry wafers,” which we purchase from other companies. Foundry wafers contain conventional electronics that perform housekeeping functions such as voltage regulation and signal conditioning in our products. Although we have no reason to believe their Conflict Minerals originated in the DRC or an adjoining country, not all of our foundry wafer suppliers have been able to provide definitive documentation yet for the source of all of their Conflict Minerals. Those suppliers have indicated they will continue their due diligence to definitively determine all of the facilities used to process Conflict Minerals in their products and the countries of origin of the Conflict Minerals.

Future Due Diligence
     We plan to continue to take practical action to seek to ensure that materials from the conflict region do not enter our supply chain or products.

Forward-Looking Statements
     Some of the statements made in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the reform act. Forward-looking statements may be identified by the use of the terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue, or the negatives of these terms or other variations on these words or comparable terminology. Statements that relate to future plans or events are forward-looking statements that are subject to certain risks and uncertainties including, among others, the risk factors listed from time to time in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and other reports filed with the SEC.